SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Kraft Foods Inc.

(Name of Subject Company (issuer) and Filing Person (offeror))

Class A Common Stock, No Par Value

(Title of Class of Securities)

50075N 10 4

(CUSIP Number of Class of Securities)

Carol J. Ward, Esq.

Vice President and Corporate Secretary

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

(847) 646-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Lisa J. Reategui, Esq.	Faiza J. Saeed, Esq.
Robert L. Verigan, Esq.	Cravath, Swaine & Moore LLP
Sidley Austin LLP	Worldwide Plaza
One South Dearborn	825 Eighth Avenue
Chicago, IL 60603	New York, NY 10019
312-853-7000	212-474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$1,909,401,910 (1)	$75,040 (2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Ralcorp Holdings, Inc. into which shares of common stock of Cable Holdco, Inc. being offered in exchange for shares of Class A Common Stock of Kraft Foods Inc. will be converted, as reported on the New York Stock Exchange on June 20, 2008 and paid in connection with Cable Holdco, Inc.’s registration statement on Form S-4 and Form S-1 (File No. 333-150212) relating to the transactions described in this Schedule TO.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $75,040	Filing Party: Cable Holdco, Inc.

Form or Registration No.: 333-150212	Date Filed: June 25, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on June 25, 2008, as amended by Amendments No. 1 and No. 2 to the Issuer Tender Offer Statement on Schedule TO, each filed with the SEC on August 4, 2008 (as so amended, the “Schedule TO”) and is filed by Kraft Foods Inc. (“Kraft”). The Schedule TO relates to the offer by Kraft to exchange all shares of common stock of Cable Holdco, Inc. (“Splitco common stock”), which were owned by Kraft for shares of Class A common stock of Kraft (“Kraft common stock”), that were validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). The Exchange Offer expired at 8:00 a.m., New York City time, on August 4, 2008. Immediately following consummation of the Exchange Offer, Cable Holdco, Inc. (“Splitco”) was merged with and into a special purpose merger subsidiary of Ralcorp Holdings, Inc. (“Ralcorp”) called Ralcorp Mailman LLC (“Ralcorp Mailman”), whereby the separate corporate existence of Splitco ceased and Ralcorp Mailman continued as the surviving entity (the “Merger”) and each share of Splitco common stock has been exchanged for the right to receive one share of common stock of Ralcorp (“Ralcorp common stock”), upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated June 25, 2008 (the “Prospectus—Offer to Exchange”) and the Letter of Transmittal and the instructions thereto, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Splitco filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-150212) (the “Registration Statement”) to register the shares of Splitco common stock offered in exchange for shares of Kraft common stock tendered in the Exchange Offer. Ralcorp filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-150222) to register the shares of Ralcorp common stock for which shares of Splitco common stock will be exchanged in the Merger.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

The Exchange Offer expired at 8:00 a.m., New York City time, on August 4, 2008. Under the terms of the Exchange Offer, Kraft accepted for exchange 46,119,899 shares of Kraft common stock in exchange for the 30,466,805 shares of Splitco common stock held by Kraft. Each share of Kraft common stock accepted for exchange by Kraft was exchanged for 0.6606 shares of Splitco common stock. As a result of the Merger, each share of Splitco common stock was exchanged for a share of Ralcorp common stock on a one-for-one basis. Accordingly, Kraft shareholders that tendered their Kraft shares as part of the Exchange Offer own 0.6606 shares of Ralcorp common stock for each share of Kraft common stock accepted for exchange.

Because the Exchange Offer was oversubscribed, Kraft accepted tendered shares on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned less than 100 shares of Kraft common stock, or an “odd-lot”, who validly tendered all of their shares, could elect not to be subject to proration, in accordance with the terms of the Exchange Offer. All shares tendered by eligible electing odd-lot shareholders have been accepted. The final proration factor of 8.0255% was applied to all other tendered shares of Kraft common stock to determine the number of such shares that would be accepted.

Based on the final count by the tender offer agent, Wells Fargo Bank, N.A., the results of the Exchange Offer are as follows:

Total number of shares of Kraft common stock tendered	568,543,287

Odd lot shares tendered that were not subject to proration	534,106

Total number of shares of Kraft common stock accepted	46,119,899

On August 6, 2008, Kraft issued a press release announcing the final results of the Exchange Offer and the final proration factor for shares tendered in the Exchange Offer, a copy of which is attached as Exhibit (a)(1)(xi) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(xi)	Press release, dated August 6, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on August 7, 2008)

(a)(4)(xxxix)	Press release, dated August 6, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on August 7, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 6, 2008

KRAFT FOODS INC.

By:	/s/ Carol J. Ward
Name: Carol J. Ward Title: Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus—Offer to Exchange, dated June 25, 2008 (incorporated by reference to the Registration Statement)

(a)(1)(ii)	Form of Letter of Transmittal for Kraft common stock (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement)

(a)(1)(v)	Form of Notice of Guaranteed Delivery for Kraft common stock (incorporated by reference to Exhibit 99.4 to the Registration Statement)

(a)(1)(vi)	Form of Notice of Withdrawal for Kraft common stock (incorporated by reference to Exhibit 99.5 to the Registration Statement)

(a)(1)(vii)	Press release, dated June 16, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on June 16, 2008)

(a)(1)(viii)	Press release, dated June 25, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on June 25, 2008)

(a)(1)(ix)	Press release, dated August 1, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on August 1, 2008)

(a)(1)(x)	Press release, dated August 4, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on August 4, 2008)

(a)(1)(xi)	Press release, dated August 6, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on August 7, 2008)

(a)(2)	None

(a)(3)	None

(a)(4)(i)	Prospectus—Offer to Exchange, dated June 25, 2008 (incorporated by reference to the Registration Statement)

(a)(4)(ii)	Press release, dated June 16, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on June 16, 2008)

(a)(4)(iii)	Press release, dated June 25, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on June 25, 2008)

(a)(4)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 25, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on June 26, 2008)

(a)(4)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 26, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on June 26, 2008)

(a)(4)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 27, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on June 27, 2008)

(a)(4)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on June 30, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on June 30, 2008)

(a)(4)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 1, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 1, 2008)

(a)(4)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 2, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 2, 2008)

(a)(4)(x)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 3, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 3, 2008)

(a)(4)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 7, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 7, 2008)

(a)(4)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 8, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 8, 2008)

(a)(4)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 9, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 9, 2008)

(a)(4)(xiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 10, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 10, 2008)

(a)(4)(xv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 11, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 11, 2008)

(a)(4)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 14, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 14, 2008)

(a)(4)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 15, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 15, 2008)

(a)(4)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 16, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 16, 2008)

(a)(4)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 17, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 17, 2008)

(a)(4)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 18, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 18, 2008)

(a)(4)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 21, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 21, 2008)

(a)(4)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 22, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 22, 2008)

(a)(4)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 23, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 23, 2008)

(a)(4)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 24, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 24, 2008)

(a)(4)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 25, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 25, 2008)

(a)(4)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 28, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 28, 2008)

(a)(4)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 29, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 29, 2008)

(a)(4)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 30, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 30, 2008)

(a)(4)(xxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 30, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 30, 2008)

(a)(4)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 30, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 30, 2008)

(a)(4)(xxxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 31, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 31, 2008)

(a)(4)(xxxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 31, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 31, 2008)

(a)(4)(xxxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on July 31, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on July 31, 2008)

(a)(4)(xxxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 1, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on August 1, 2008)

(a)(4)(xxxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 1, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on August 1, 2008)

(a)(4)(xxxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on August 1, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on August 1, 2008)

(a)(4)(xxxvii)	Press release, dated August 1, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on August 1, 2008)

(a)(4)(xxxviii)	Press release, dated August 4, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on August 4, 2008)

(a)(4)(xxxix)	Press release, dated August 6, 2008 (incorporated by reference to Kraft’s Form 425 filed with the Securities and Exchange Commission on August 7, 2008)

(a)(5)	None

(b)	None

(d)(i)	RMT Transaction Agreement by and between Kraft Foods Inc., Cable Holdco, Inc. Ralcorp Holdings, Inc. and Ralcorp Mailman LLC, dated as of November 15, 2007 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Kraft with the Securities and Exchange Commission on November 20, 2007)

(d)(ii)	Tax Allocation Agreement among Kraft Foods Inc., Cable Holdco, Inc. and Ralcorp Holdings, Inc., dated as of November 15, 2007 (incorporated by reference to Exhibit 10.1 to the Registration Statement)

(g)	None

(h)	Opinion of Sutherland Asbill & Brennan LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement)